Filed pursuant to Rule 433 Registration No. 333-125271

Wachovia Corporation

$1,600,000,000 5.30% Notes due October 15, 2011

Issuer:	Wachovia Corporation
Securities:	5.30% Notes due 2011
Trade Date:	February 7, 2007
Settlement Date:	February 12, 2007
Maturity Date:	October 15, 2011
Total Amount Outstanding	$1,600,000,000; $500,000,000 of which is initially offered on the date hereof.
Coupon:	5.30%
Yield:	5.237%
Price to Public:	100.252% The price to the public does not include accrued interest. Interest accrues from October 23, 2006 and must be paid to the Issuer.
Accrued Interest:	$8,023,611
Gross Proceeds to Issuer:	$509,283,611
Gross Spread:	0.35%
Price to Wachovia:	99.902% with respect to the $500,000,000 being offered hereby.
Gross Spread ($):	$1,750,000
Net Proceeds to Company:	$507,533,611
Next Coupon Payment Date	April 15, 2007
Coupon Payment Dates:	April 15 / October 15
Day Count Basis:	30 / 360
CUSIP / ISIN:	929903CF7 / US929903CF74
Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$480,000,000
Co-Managers:	Loop Capital Markets, LLC	$10,000,000
	Muriel Siebert & Co., Inc.	$10,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.